Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Loss before benefit (provision) for income taxes	$(177)	$(140)	$(235)	$(249)	$(261)
Interest expense	191	160	176	177	110
Portion of rent expense representing interest	67	64	66	57	47

Income (loss) available for fixed charges	$81	$84	$7	$(15)	$(104)

Fixed Charges:
Interest expense	$191	$160	$176	$177	$110
Portion of rent expense representing interest	67	64	66	57	47
Preferred stock dividends	4	4	4	4	3

Fixed charges	$262	$228	$246	$238	$160

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$181	$144	$239	$253	$264